Exhibit 2

How The Bank of New York Mellon Betrayed the Pacic Coast Oil Trust Intro 1. The PCEC buyout 2. The Martindale report 3. A CEO blows the whistle 4. The TRO 5. The second whistleblower Introduction Pacic Coast Oil Trust is a statutory trust formed in January 2012 under the Delaware Statutory Trust Act pursuant to a Trust Agreement among Pacic Coast Energy Company ("PCEC") as trustor and The Bank of New York Mellon Trust Company, N.A. ("BNY") as Trustee The Trust was created to acquire and hold net prots and royalty interests in certain oil and natural gas properties located in California for the benet of the Trust unitholders On 8 May 2012, the Trust and PCEC entered into a Conveyance of Net Prots Interests and Overriding Royalty Interest ("Conveyance Agreement"), pursuant to which PCEC conveyed to the Trust the Conveyed Interests The Conveyance Agreement can be found here; the Trust Agreement here Between 2012 and 2018, the Trust averaged $30M per year in distributions. In the 12 months through June 2019 (the last time the Trust reported nancials), distributions were $13M. In 2019 PCEC came under new management. That management introduced new accounting for Asset Retirement Obligations ("ARO"), stopped reporting nancials, and ceased all distributions to the Trust. The following pages describe the disputes that followed, including a Unitholder class action in which a TRO was granted but which was ultimately dismissed for lack of standing N e x t p a g e 8/3/25, 10:31 AM Intro | Pacific Coast https://www.savepcot.com 1/1

8/3/25, 10:31 AM 1. The PCEC buyout | Pacific Coast

How The Bank of New York Mellon Betrayed the Pacific Coast Oil Trust

Intro | 1. The PCEC buyout | 2. The Martindale report | 3. A CEO blows the whistle | 4. The TRO | 5. The second whistleblower

1. The PCEC buyout

On 16 May 2019, the general partner of Pacific Coast Energy Company ("PCEC", the Trust's operator) entered into a merger agreement that would see PCEC come under new management.

On 4 October 2019 PricewaterhouseCoopers ("PwC") resigned as the Trust's auditor, telling Bank of New York Mellon ("BNY", the Trustee) that they were "unwilling to be associated with the Trust's financial statements in the future" and that this unwillingness stemmed from PCEC's change in ownership.

On 13 November 2019, BNY noted to Unitholders that one of PCEC's new owners might have been an executive officer of ERG Intermediate Holdings, LLC, which had previously gone bankrupt. BNY did not say why a previous bankruptcy was relevant, but it is noteworthy that in the ERG bankruptcy, debtors alleged that the named executive had engaged in "massive transfers of corporate assets" and "mismanagement and self-dealing".

Also on 13 November 2019, BNY disclosed that PCEC's new management intended to begin deducting "estimated future plugging and abandonment costs from the amounts otherwise payable to the Trust". This announcement was significant, because for seven years following the Trust's 2012 IPO, PCEC had *not* deducted such cost estimates from distributions to the Trust. Indeed, the Trust's final IPO prospectus, to which BNY was a party, represented to Unitholders that so-called Asset Retirement Obligations ("ARO") would not be deducted from distributions.

Costs incurred

Our oil and natural gas activities are conducted in the United States. The following table summarizes our costs incurred for the past three years:

Thousands of dollars	Year Ended December 31, 2011	2010	2009
Development costs	$29,901	$44,000	$15,852
Asset retirement costs—development	5,321	10,265	281
Total costs incurred	$35,222	$54,265	$16,133

In the table above, showing *historical* PCEC financials, note the two costs recorded for 2011: $29.901M for "Development costs" and $5.321M for "Asset retirement costs--development". In the table below, showing *pro forma* distributions to the Trust, note that the identical $29.901M appears but that the $5.321M is absent. In other words, the ARO was to stay with PCEC.

The pro forma adjustments included in the unaudited pro forma statement of operations are as follows (in thousands):

		Year Ended December 31, 2011
(d)	Calculation of net profits:	
	Revenues of the Underlying Properties	
	Oil sales	$ 105,871
	Natural gas	938
	Total revenues	106,809
	Direct operating expense of the Underlying Properties:	
	Direct lease operating expense	34,613
	Production and property taxes	3,110
	Total direct operating expenses	37,723
	Development costs(1)	29,901
	Total expenses and development costs	67,624
	Excess of revenues over direct operating expenses and development costs	39,185
	Multiplied by percentage allocable to Net Profits Interests(2)	80%
	Profit	31,348
	PCEC operating and services fee(3)	(1,000)
	Net profits to Trust from Net Profits Interests	30,348
	Multiplied by portion of trust units sold to the public	47.9%
	Reduction in PCEC's total revenues due to Net Profits Interests of public unit holders	$ 14,551

https://www.savepcot.com/1-the-pcec-acquisition 1/2

Consistent with the absence of any ARO amount in the pro forma distribution table, the pro forma balance sheet also showed the ARO remaining with PCEC: In its 13 November 2019 Form 8-K to Unitholders, BNY disclosed that PCEC's initial estimate of ARO deductions was $56.7M. The next day, Trust Units fell 77% in trading on the New York Stock Exchange. BNY has never explained why, if the Conveyance Agreement allows deductions for ARO, the IPO prospectus showed no ARO deductions from pro forma distributions to the Trust. N e x t p a g e 8/3/25, 10:31 AM 1. The PCEC buyout | Pacific Coast https://www.savepcot.com/1-the-pcec-acquisition 2/2

How The Bank of New York Mellon Betrayed the Pacic Coast Oil Trust Intro 1. The PCEC buyout 2. The Martindale report 3. A CEO blows the whistle 4. The TRO 5. The second whistleblower 2. The Martindale report On 15 November 2019, BNY engaged Martindale Consultants to "perform an independent review of the estimated future plugging and abandonment costs". On 18 November 2019, BNY also disclosed their intent "to engage an accounting expert or rm to advise the Trustee regarding the accruals that the Trustee understands PCEC intends to book relating to future plugging and abandonment costs estimated by PCEC". BNY never disclosed which accounting expert it retained, but Martindale spotted the obvious: deducting decades of future expected costs up front is a departure from industry practice, which is to deduct costs as they are incurred. In a private email to BNY, Martindale spotted a yet more serious problem: even if PCEC were to depart from industry practice and accrue for future ARO, accruing for several decades of future ARO up front would violate one of the fundamental principles of accounting, which is that expenses be matched in time with the revenues to which they relate. Indeed, this "matching principle" is codied in ASC 410-20, which states that ARO expenses should be recognized over the useful life of an asset (in oil and gas, this amortization is typically done on a "units of production" basis). But BNY never disclosed to Unitholders that Martindale considered PCEC's accounting to violate a fundamental principle of accounting. Instead, BNY disclosed in a 29 December 2020 Form 8-K that it had asked PCEC to adjust its accruals in line with Martindale's recommendation that costs be more closely matched in time with revenues. On 24 March 2021, BNY reported that 8/3/25, 10:31 AM 2. The Martindale report | Pacific Coast https://www.savepcot.com/2-the-martindale-report 1/2

PCEC had refused its requests and that BNY "has determined not to take further action at this time". As recently as the 23 December 2024 Form 8-K, BNY still says that it "has determined not to take further action at this time". N e x t p a g e 8/3/25, 10:31 AM 2. The Martindale report | Pacific Coast https://www.savepcot.com/2-the-martindale-report 2/2

How The Bank of New York Mellon Betrayed the Pacic Coast Oil Trust Intro 1. The PCEC buyout 2. The Martindale report 3. A CEO blows the whistle 4. The TRO 5. The second whistleblower 3. A CEO blows the whistle On 8 July 2020, a putative class action was brought by a Evergreen Capital against BNY and PCEC alleging the existence of a scheme by PCEC to use improper accounting to starve the Trust of distributions. On 22 January 2022, Evergreen led a second amended complaint, which included testimony from PCEC's recently-ousted CEO, who had fallen out with his former colleagues. The ex-CEO alleged that his colleagues had indeed orchestrated a scheme to expropriate Trust assets using improper ARO accounting: 8/3/25, 10:37 AM 3. A CEO blows the whistle | Pacific Coast https://www.savepcot.com/3-a-ceo-blows-the-whistle 1/2

Discovery in the Evergreen class action produced what the former CEO alleged was a "second set of books" used by PCEC to show its lenders an estimate of ARO expense that was lower than the estimates represented in the Trust's SEC lings. Indeed, the document produced appears to show that PCEC budgeted for only $2-$3M per year of ARO expense, far below the level that would necessitate stopping all distributions to the Trust (the Trust had earned $13M in the 12 months through June 2019). Also produced in discovery was an email from a buyer oering to pay $6M for a property (West Pico) that PCEC alleged was worth less than the ARO associated with it. According to PCEC's ex-CEO, PCEC rebued oers (including from the ex-CEO himself) because they wanted to retain the liabilities associated with West Pico long enough to force the Trust into dissolution: N e x t p a g e 8/3/25, 10:37 AM 3. A CEO blows the whistle | Pacific Coast https://www.savepcot.com/3-a-ceo-blows-the-whistle 2/2

How The Bank of New York Mellon Betrayed the Pacic Coast Oil Trust Intro 1. The PCEC buyout 2. The Martindale report 3. A CEO blows the whistle 4. The TRO 5. The second whistleblower 4. The TRO In the Evergreen class action, the ex-CEO's testimony about the existence of a scheme was supplemented by plainti's depositions of PCEC's two expert witnesses. The class action alleged that both experts admitted under deposition that PCEC's ARO accounting was not in keeping with generally accepted accounting principles: In her dicta at a 1 Dec 2021 preliminary injunction hearing, the Honorable Judge Kuhl also took issue with PCEC's accounting: Later in the same hearing: 8/3/25, 10:32 AM 4. The TRO | Pacific Coast https://www.savepcot.com/4-the-california-tro 1/2

8/3/25, 10:32 AM 4. The TRO | Pacific Coast

THE COURT: YOU COULD HAVE NEGOTIATED A DIFFERENT CONTRACT TERM TOO, BUT, INSTEAD, YOU CHOSE VIS-A-VIS THE TRUST, TO NEGOTIATE A CONTRACT THAT SAID THAT YOU WERE GOING TO GIVE AWAY A STREAM OF ROYALTIES, AND WHAT YOU WERE GOING TO HAVE LEFT AT THE END WAS THE VALUE OF THE PROPERTY.

SO WHETHER YOU DID A GOOD JOB IN MANAGING THE PROPERTIES OR NOT, SUCH THAT YOU HAVE EQUITY IN THE PROPERTIES WHEN YOU GET THEM BACK, IT DOESN'T HAVE ANYTHING TO DO WITH THE CALCULATION OF THE ROYALTIES.

On 16 December 2021, Judge Kuhl granted plaintiffs a Temporary Restraining Order ("TRO") enjoining dissolution of the Trust. Her order recapitulated the accounting arguments advanced by Evergreen:

> Plaintiff has offered sufficient evidence to show a likelihood of demonstrating that PCEC breached its obligations to the Trust by deducting all anticipated costs for the eventual plugging and abandonment of the oil and gas fields up front, rather than accruing those costs over the useful life of the properties as required under generally accepted accounting principles (GAAP). The Conveyance Agreement states that any accounting term not defined within the Conveyance Agreement "will have the meaning given to it under GAAP." (Pl's Ex. E, § 2.1.) Thus, as PCEC itself admits, the term "plugging and abandonment costs" is "subject to GAAP." (Def's Opp. Pl's First PI Motion, at p. 14.)
>
> Plaintiff's expert, Paul Pocalyko, attests that, under GAAP, PCEC was required to calculate payments to the Trust by allowing the plugging and abandonment expenses to accrue over the useful life of the oil and gas fields. (Pocalyko Decl., ¶¶ 25-26.) Even PCEC's own expert testified that "[i]t's typical for an ARO to be amortized over the economic useful life of an asset." (Pl's Ex. L, at 13:19-21.) But here, Plaintiff has presented evidence to demonstrate that, in 2019, PCEC applied a new way of accruing ARO, resulting in immediate recognition of ARO expense. (Pocalyko Decl., ¶ 10.) Plaintiff's expert further concludes that "PCEC's treatment of ARO, in particular its pulling forward of ARO costs on long-lived oil fields, is not consistent with GAAP ... ." (Pocalyko Decl., ¶ 9; see also *id.* ¶¶ 21-27.) And PCEC's expert, Stuart Harden, largely agreed, stating it "would be very rare that GAAP would allow" PCEC to take "30 years of ARO as an expense in a single monthly period ... ." (Pl's Ex. M, at 48:10-15.) Similarly, PCEC's expert, Joseph Daches, explained that plugging and abandonment costs should be amortized "very evenly over the course" of the economic useful life of the wells. (Pl's Ex. L, at 14:11-17.) In fact, Mr. Daches testified that, when accounting its ARO liability on its own income statement in 2019, PCEC "[a]ccrued the asset and amortized liability" in conformity with GAAP. (Pl's Ex. L, at 41:10—42:15.)

More important than the judge's endorsement of plaintiff's accounting arguments was the pleading standard that Evergreen had to meet in order to be granted the TRO: Judge Kuhl had to find that the moving party was likely to prevail on the merits. And she did:

> Having determined that the second factor weighs heavily in favor of granting the TRO Application, the court also finds that Plaintiff has demonstrated a likelihood of prevailing on the merits. Plaintiff contends that PCEC has breached the implied covenant of good faith and fair dealing inherent in the agreements between the Trust and PCEC. (FAC, ¶ 35.)

BNY was thus aware, as early as December 2021, that a court considered the Trust likely to win in a suit against PCEC. But when the Evergreen class action was eventually dismissed because it was ruled that only BNY has standing to sue PCEC, BNY declined to bring suit.

Next page

https://www.savepcot.com/4-the-california-tro 2/2

How The Bank of New York Mellon Betrayed the Pacic Coast Oil Trust Intro 1. The PCEC buyout 2. The Martindale report 3. A CEO blows the whistle 4. The TRO 5. The second whistleblower 5. The second whistleblower On 23 October 2024 a former PCEC reserve engineer brought suit against PCEC under the Sarbanes-Oxley Act, alleging that PCEC had red him for alerting the SEC to "theft" and "suspect" accounting at PCEC. Many of the second whistleblower's allegations echoed the allegations made by PCEC's former CEO: 8/3/25, 10:32 AM 5. The second whistleblower | Pacific Coast https://www.savepcot.com/5-the-second-whistleblower 1/2

8/3/25, 10:32 AM 5. The second whistleblower | Pacific Coast

13. The complaints allege issues with PCEC's fiduciary duty to PCOT, including the purposeful provision of false data to the PCOT Trustee and auditors.

14. The complaints further alleged that PCEC was altering reserves classes and valuations, outside of normal oil and gas fair market valuation techniques.

15. Mr. Potyondy also disclosed to the SEC that PCEC diverted dividends payable to PCOT and its investors by allotting the oil profits to future asset-retirement-obligations (ARO). This was with the intention of starving PCOT of

Page 4 of 20

COMPLAINT FOR DAMAGES

Case 2:24-cv-09151-JLS-AGR Document 1 Filed 10/23/24 Page 5 of 20 Page ID #:5

dividend distributions to activate a clause whereby PCOT would be wound down, eviscerating the value of the investments made by innocent Unit Holders.

16. Mr. Potyondy further disclosed to the SEC that Klaus Hasbo, PCEC's CEO, instigated a new questionable tariff model and said to Mr. Potyondy, "between you and me, we don't want the value too high since we are going to buy the Trust." It was clear that PCEC was purposely devaluing PCOT so that they could scoop it up at bargain basement prices.

Other allegations were new, and since discovery has yet to commence, it is difficult to opine on their veracity. But some allegations are more susceptible to verification. For instance, the second whistleblower alleged that well counts provided by PCEC to the auditor were "made up":

18. Mr. Potyondy also disclosed to the SEC that PCEC had parked over $31 million for AROs that should have otherwise been paid out as dividends to the investors.

19. In the same SEC complaint, Mr. Potyondy disclosed that Patrick Glenn, PCEC's Vice President, told him that "sometimes things were made up." This was in reference to well counts that an auditor had requested. It appeared that Mr. Glenn was simply trying to confuse PCOT's auditors.

20. Mr. Potyondy disclosed to the SEC that Mr. Hasbo repeatedly directed him to prioritize Diatomite production over Field production which both reduced revenue for and devalued PCOT.

Please see the next page for more on this topic.

Next page

https://www.savepcot.com/5-the-second-whistleblower 2/2

8/3/25, 10:32 AM 6. The well count discrepancy | Pacific Coast

How The Bank of New York Mellon Betrayed the Pacific Coast Oil Trust

Intro | 1. The PCEC buyout | 2. The Martindale report | 3. A CEO blows the whistle | 4. The TRO | 5. The second whistleblower

6. The well count discrepancy

When the Trust was formed in 2012, the list of wells conveyed to the Trust under the Conveyance Agreement was disclosed on a "Schedule D". Although the Conveyance Agreement itself was made available to Unitholders, Schedule D was not.

In September 2024, we obtained a copy of Schedule D from the Santa Barbara County Clerk-Recorder Office. We cross-referenced the list of conveyed wells on Schedule D with the list of wells whose Asset Retirement Obligations ("ARO") PCEC claimed were liabilities of the Trust. We immediately alerted BNY to the fact that the Trust appeared to be being assessed for dozens of wells that were never conveyed to it.

On 10 October 2024, BNY filed a Form 8-K acknowledging a well count discrepancy of 76 wells, but claiming that the discrepant wells were service and injection wells whose inclusion in ARO was permitted by the Conveyance Agreement. BNY further stated that "between the date of the Conveyance and December 31, 2019, PCEC drilled 83 injection wells".

> The Trustee has received from PCEC a reconciliation of the wells listed on Exhibit D to the Conveyance to the Developed Properties well count as of December 31, 2019 set forth in the Moss Adams report. As an initial matter, Exhibit D to the Conveyance sets forth wells capable of producing hydrocarbons. Production from the Underlying Properties also requires the drilling of service wells, such as injection wells, that are not themselves capable of producing hydrocarbons but are necessary to support the production of oil from the producing wells. The Conveyance provides in the definitions of "Developed Properties Gross Deductions" and "Remaining Properties Gross Deductions" that costs accrued for future plugging and abandonment of any well (which would include service wells) on the applicable properties are deductible in the calculation of net profits payable to the Trust. Therefore, all wells on the Underlying Properties, including both producing wells and service wells, would properly be included in the Moss Adams report. The reconciliation shows that between the date of the Conveyance and December 31, 2019, PCEC drilled 83 injection wells.

Following the 10 October Form 8-K, we used state permit data to discover that, contrary to BNY's claim, only *one* of the 83 injection wells had been drilled after the 2012 Conveyance. We also discovered that most of the injection wells had been idle since before the Conveyance. On 19 October 2024, we provided BNY with a list of all 83 injection wells and asked BNY to file a Form 8-K/A correcting the Form 8-K of 10 October 2024.

Well	Spud date	Well	Spud date	Well	Spud date
West Pico 26	pre-1977	Folsom 11	pre-1977	Pinal 25	pre-1977
West Pico 30	pre-1977	Folsom 12	pre-1977	Squires 27	5/23/1945
RW 2	pre-1977	Graciosa 14	pre-1977	Pinal 32	6/27/1947
SW 7	pre-1977	Newlove 6	1/1/1907	Hobbs 20	6/26/1973
Hobbs 11	pre-1977	Newlove 11	pre-1977	Dome 4A	pre-1977
Fox 9	pre-1977	Newlove 26	pre-1977	Graciosa 20	4/20/1983
Hobbs 17	pre-1977	Newlove 28	pre-1977	Dome 19	pre-1977
Newlove 7	pre-1977	Newlove 34	9/16/1909	Newlove 353 I	pre-1977
Pinal 27	pre-1977	Newlove 53	11/26/1946	Newlove 354 I	pre-1977
Newlove 30	4/7/1909	Newlove 59	1/21/1947	Newlove 356 I	pre-1977
Squires 26	pre-1977	Newlove 67	11/4/1946	Newlove 355 I	5/21/2008
California Coast 18	pre-1977	Newlove 70	2/19/1947	Newlove 357I	10/20/2008
Squires 36	8/17/1955	Newlove 77	pre-1977	Pinal 28	pre-1977
California Coast 11	pre-1977	Newlove 85	4/20/2013	Pinal 36	pre-1977
California Coast 16	pre-1977	Newlove 86	pre-1977	Newlove 78	pre-1977
Dome 9	pre-1977	Newlove 88	pre-1977	Newlove 75	8/24/1947
Dome 16	pre-1977	Newlove 61	5/14/1947	Newlove 17	pre-1977
Fox 4	pre-1977	Squires 6	pre-1977	Newlove 5	pre-1977
Hobbs 12	pre-1977	Squires 7	10/8/1908	California Coa	pre-1977
California Coast 17	10/10/1937	Squires 8	pre-1977	Hobbs 9	pre-1977
California Coast 14	4/19/1934	Squires 9	pre-1977	Dome 4A	pre-1977
California Coast 15	7/2/1935	Squires 13	pre-1977	Pinal 21	pre-1977
California Coast 20	pre-1977	Squires 16	pre-1977	Squires 2	pre-1977
California Coast 24	4/25/1957	Squires 19	pre-1977	Squires 31	pre-1977
California Coast 25	pre-1977	Squires 24	pre-1977	Pinal 29	pre-1977
Folsom 2	pre-1977	Squires 37	pre-1977	Dome 6	pre-1977
Folsom 3	pre-1977	Newlove 87	pre-1977	Dome 11	pre-1977
Folsom 7	pre-1977	Pinal 9	pre-1977		

https://www.savepcot.com/6-the-well-count-discrepancy 1/3

On 12 November 2024, BNY led a Form 8-K acknowledging their prior error but claiming that when an injection well is drilled has no bearing on whether its ARO can be assessed to the Trust: On 28 November 2024, we responded to BNY, observing that BNY's analysis of the Conveyance Agreement was inapt. In the Form 8-K of 12 November, BNY relied on a very specic phrase: "may deduct costs accrued for future plugging and abandonment of any well or facility on the Developed Properties Subject Interests". But in the context of "Developed Properties Gross Deductions" (the provision in the Conveyance Agreement that is relevant to the great bulk of the ARO), that phrase occurs only a single time, in subclause (n): Being a subclause, subclause (n) is qualied by its principle clause. It appeared that BNY never evaluated that clause. The principle clause contains two criteria ((x) and (y)) that must be met by any allowable deduction, and each criterion contains two pertinent sub-criteria, for a total of four criteria. An allowable deduction must: 1. Be "allocable to the Developed Properties Subject Interests" or "related property or equipment used in connection therewith" 2. Be allocable to "the production and marketing of Developed Properties Subject Hydrocarbons" 3. "Have been incurred or accrued...from and after the Eective Time" 4. Be "not attributable to a production month that occurs prior to the Eective Time" A deduction that fails a single one of the four criteria is not allowable. Yet the dozens of injection wells left idle since before the 2012 Conveyance fail at least three of the four criteria. Criterion 1: deductions must be "allocable to the Developed Properties Subject Interests" Developed Properties Subject Interests are dened to be those interests that arise from Developed Properties Subject Wells: Developed Properties Subject Wells are dened, in turn, as those wells that appear on Exhibit D, those wells that are drilled as replacement wells, and any surface expressions that produces Hydrocarbons: It is plain that deductions arising from an injection well left idle since before the Conveyance is none of these things. Nor does it avail BNY that an injection well is "property or equipment used in connection therewith", since an injection well idle since before the Conveyance cannot be said to be "used" at all. Criterion 1 therefore fails. This failure alone is enough to prove that BNY 8/3/25, 10:32 AM 6. The well count discrepancy | Pacific Coast https://www.savepcot.com/6-the-well-count-discrepancy 2/3

8/3/25, 10:32 AM 6. The well count discrepancy | Pacific Coast

allowed dozens of pre-Conveyance defunct wells to be improperly included in the ARO. Still, for completeness, we can show that these "dead soldier" wells also fail at least two of the other three criteria for allowable deductions.

Criterion 2: deductions must be allocable to "the production and marketing of Developed Properties Subject Hydrocarbons"

Developed Properties Subject Hydrocarbons are those produced "from and after the Effective Time:

> "Developed Properties Subject Hydrocarbons" shall mean all Hydrocarbons in and under and that may be produced, saved, and sold from, and are attributable to, the Developed Properties Subject Interests from and after the Effective Time, after deducting the appropriate share of all royalties and any overriding royalties, production payments, net profits interests and other similar charges (except the Developed Properties Net Profits Interest) burdening the Developed Properties Subject Interests as of the Effective Time, *provided* that, (a) there shall not be included in the Developed Properties Subject Hydrocarbons (i) any

An injection well defunct since before the Conveyance cannot generate deductions allocable to production that occurs after the Conveyance. Thus, **Criterion 2 also fails**.

Criterion 3: deductions must "have been incurred or accrued...from and after the Effective Time"

It is arguable that this criterion could be met by an injection well left idle since before the Conveyance.

Criterion 4: deductions must not be "attributable to a production month that occurs prior to the Effective Time"

An injection well defunct since before the Conveyance cannot generate deductions attributable to a production month that occurs after the Conveyance. Thus, **Criterion 4 also fails.**

Despite defunct injection wells plainly failing the test for allowable deductions, BNY continues to endorse such deductions in its monthly Forms 8-K. As of 2 August 2025, BNY has refused to correct their false and materially misleading Form 8-K of 12 November 2024.

Next page

https://www.savepcot.com/6-the-well-count-discrepancy 3/3

8/3/25, 10:32 AM 7. The failure to prorate | Pacific Coast

How The Bank of New York Mellon Betrayed the Pacific Coast Oil Trust

Intro | 1. The PCEC buyout | 2. The Martindale report | 3. A CEO blows the whistle | 4. The TRO | 5. The second whistleblower

7. The failure to prorate

BNY's error in allowing deductions for defunct wells is merely the most extreme violation of a general principle: that the Trust only enjoy the fruits of production that occurs after the Conveyance and, equally, that the Trust only pay for liabilities attributable to such production. The phrases "from and after the Effective Time" and "not attributable to a production month that occurs prior to the Effective Time" litter the Conveyance Agreement.

> "Developed Properties Gross Deductions" shall mean the following costs and expenses (and, where applicable, losses, liabilities and damages), to the extent that the same (x) are properly allocable to the Developed Properties Subject Interests (and any related equipment or property used in connection therewith) and the production and marketing of Developed Properties Subject Hydrocarbons therefrom and (y) have been incurred or accrued by Grantor, from and after the Effective Time, but that are not attributable to a production month that occurs prior to the Effective Time (*excluding*, in all instances, the Developed Properties Excluded Deductions):

Indeed, without such a principle, much of the Conveyance Agreement would be a nullity: there would be no need to enumerate Subject Wells on Schedule D and no need to speak of pre- and post-Conveyance limitations at all. Any well or facility on the subject leases could be dumped on the Trust by the operator causing it to produce a single drop of oil and thereby satisfying the criteria of Developed Properties Gross Deductions.

But the Conveyance Agreement was not written to allow such absurdities. The "from and after" and "attributable to a production month" language makes it clear that a well that produced, say, 90,000 barrels before the Conveyance and 10,000 barrels after the Conveyance and was then plugged and abandoned at a cost of $100,000 would only give rise to $10,000 of ARO deductions against distributions to the Trust.

This principle has been ignored by BNY, which fact suggests that in addition to the ARO containing dozens of defunct injection wells that were never liabilities of the Trust, the ARO for producing and recently-abandoned wells is also improperly inflated by the inclusion of liabilities that are properly attributable to pre-Conveyance production months.

Next page

https://www.savepcot.com/7-the-failure-to-prorate 1/1

8/3/25, 10:32 AM 8. PKF resigns | Pacific Coast

How The Bank of New York Mellon Betrayed the Pacific Coast Oil Trust

Intro | 1. The PCEC buyout | 2. The Martindale report | 3. A CEO blows the whistle | 4. The TRO | 5. The second whistleblower

8. PKF resigns

On 11 July 2025, five years and four months after being appointed to serve as the Trust's auditor, Pannell Kerr Forster of Texas, P.C. ("PKF") resigned without having completed a single audit. According to BNY, PKF resigned because they could not verify "the well count used to develop the ARO estimate contained in the Trust's Registration on Form S-1".

> During the fiscal years ended December 31, 2023 and December 31, 2024, and the subsequent interim period through July 11, 2025, there were (i) no disagreements between the Trust and PKF on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PKF, would have caused PKF to make reference to the subject matter of the disagreement in PKF's reports on the Trust's financial statements for such years, and (ii) no "reportable events" as that term is defined in Item 304(a)(1)(v) of Regulation S-K, except that on July 11, 2025, PKF advised the Trust that (1) the allegations raised by a former employee of Pacific Coast Energy Company LP ("PCEC"), if further investigated, may materially impact the fairness or reliability of the Trust's financial statements, or cause PKF to be unwilling to rely on PCEC management's representations or be associated with the Trust's financial statements, and (2) PKF had not received certain documentation it requested from PCEC supporting the accounting for the asset retirement obligations ("ARO") estimated by PCEC, in particular the evidence supporting the well count used to develop the ARO estimate contained in the Trust's Registration Statement on Form S-1, as amended, effective May 2, 2012, which may affect other analysis supporting the valuation of the underlying properties and may materially impact the fairness or reliability of the Trust's financial statements.

PKF's resignation came five months after we first documented the well count discrepancies on this website, ten months after we alerted BNY to the well count discrepancies, three years after we first publicly alerted BNY to the ARO discrepancies in the Form S-1 and a former CEO alleged the existence of a scheme to saddle the Trust with improper ARO, and six years after PwC said that they were "unwilling to be associated with the Trust's financial statements".

On 31 July 2025, BNY announced that it "has taken all actions reasonably available to it" in connection with the ARO calculations and that it has "determined not to take further action at this time".

> As previously disclosed, the Trust engaged Martindale Consultants, Inc. ("Martindale"), a provider of analysis and compliance review services to the oil and gas industry, to perform an independent review of the estimated ARO in the Moss Adams report that PCEC provided to the Trustee. The Trustee also has engaged an accounting expert to advise the Trustee regarding the accruals that PCEC has booked relating to its estimated ARO. As disclosed in the Trust's Current Report on Form 8-K filed on December 29, 2020, Martindale has completed its review of the estimated ARO and on December 21, 2020, provided its analysis and recommendations to the Trustee. Based on Martindale's recommendations provided in its report to the Trust, as disclosed in the Trust's Current Report on Form 8-K filed on December 29, 2020, the Trustee requested that PCEC promptly make several adjustments to its calculations and methods of deducting ARO from the proceeds to which the Trust is otherwise entitled pursuant to its Net Profits Interests. PCEC has responded to the Trustee, indicating PCEC's view that the adjustments would violate applicable contracts and accounting standards, and has therefore declined to make any adjustments to the estimated ARO calculation based on those requests and the recommendations of the Martindale report. The Trustee has concluded that it has taken all actions reasonably available to it under the Trust's governing documents in connection with PCEC's ARO calculation and therefore has determined not to take further action at this time.

Next page

https://www.savepcot.com/copy-of-7-the-failure-to-prorate 1/1

How The Bank of New York Mellon Betrayed the Pacic Coast Oil Trust Intro 1. The PCEC buyout 2. The Martindale report 3. A CEO blows the whistle 4. The TRO 5. The second whistleblower 9. Questions for BNY 1. BNY has represented that the pro forma disclosures in the IPO prospectus were consistent with ARO being deductible from distributions to the Trust. Why then do pages 11 and F-10 of the nal IPO prospectus show pro forma 2011 distributions unburdened by any ARO deduction? 2. If the disclosures in the IPO prospectus were incorrect, what claims does the Trust have under Sections 11 and 12(a)(2) of the 1933 Securities Act? 3. The Trust Agreement obligates BNY to provide Unitholders with audited nancials within 120 days of year end. Six years have elapsed with no audit. At what point does the Trust have a claim for nonperformance? 4. BNY quotes subclause (n) of Developed Properties Gross Deductions to justify the deduction from Trust distributions of ARO relating to injection wells that have been defunct since before the Conveyance. How does BNY reconcile this stance with the fact that subclause (n)'s principle clause specically disallows such deductions? 5. How much has BNY charged the Trust to date for all actions related to the Special Meeting, to the delayed audit, to the several whistleblowers, to the California and Delaware actions, to the various arbitral actions, and to any other work or consulting related to the PCEC accounting disputes? 6. How much has the Trust reimbursed to PCEC to date for such actions? 7. On what basis did BNY conclude that deductions for ARO need not be prorated by the proportion of production that occurred after the Conveyance? 8. Where is the approximately $50M that has been withheld from Unitholders to date for disputed ARO? Is it in escrow? 9. What allegations were in the Scott Wood deposition that Unitholders have not been made aware of? 8/3/25, 10:32 AM 9. Questions for BNY | Pacific Coast https://www.savepcot.com/8-questions-for-bny 1/1